

January 21, 2025

David Bell
Chief Financial Officer
Castellum, Inc.
1934 Old Gallows Road, Suite 350
Vienna, VA 22182

   Re: Castellum, Inc.
     Registration Statement on Form S-3
     Filed January 10, 2025
     File No. 333-284205

Dear David Bell:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Rucha Pandit at 202-551-6022 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Scott Linsky